October 28, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Larry Spirgel, Assistant Director, and
Mr. Jonathan Groff, Attorney Adviser
RE: Portfolio Recovery Associates, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 16, 2010
Definitive Proxy Statement
Filed April 23, 2010
File No. 000-50058
Ladies and Gentlemen:
With respect to the referenced matter, I am submitting the following responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 6, 2010, concerning our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and our 2010 Proxy Statement (the “Proxy Statement”) on behalf of Portfolio Recovery Associates, Inc. (the “Company” or “we”). To facilitate your review, we have reproduced the captions and numbered comments from your comment letter in bold text in our responses, which are set forth in Annex 1 attached hereto. In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:
     *The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;
     *Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     *The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We are available to discuss any of our responses with you at your convenience. Thank you very much for your cooperation.
Very truly yours,

  /s/ Steven D. Fredrickson
President, Chairman and CEO

Annex 1
Form 10-K for the Year Ended December 31, 2009
Item 1A. Risk Factors, Page 17
1. Please delete the forepart of the first sentence in this section, “To the extent not described elsewhere in this Annual Report”, insofar as it limits your Risk Factors disclosure. Your Risk Factors disclosure should include all material risks related to your business.
Response
In response to the Staff’s comment, the Company will delete the forepart to the first sentence in this section on page 17 of the Form 10-K.
Item 3, Legal Proceedings, page 26
2. Disclose the amount of the arbitration claims against Barkwell and other consumer debtors. Briefly highlight the factual allegations asserted by the plaintiffs in their suits.
Response
In response to the Staff’s comment, the Company will revise the “Legal Proceedings” section on pages 26 and 27 of the Form 10-K to briefly describe the factual allegations made by the plaintiffs in the Barkwell counterclaim and to disclose the amount of arbitration claims as of December 31, 2009. The revised section is set forth below in its entirety:
Legal Proceedings.
We are from time to time subject to routine legal claims and proceedings, most of which are incidental to the ordinary course of our business. We initiate lawsuits against consumers and are occasionally countersued by them in such actions. Also, consumers, either individually, as members of a class action, or through a governmental entity on behalf of consumers, may initiate litigation against us, in which they allege that we have violated a state or federal law in the process of collecting on an account. From time to time, other types of lawsuits are brought against us. We maintain appropriate levels of errors and omissions insurance coverage to protect us against financial losses associated with potential litigation involving us, and while it is not expected that these or any other legal proceedings or claims in which we are involved will, either individually or in the aggregate, have a material adverse impact on our results of operations, liquidity or our financial condition, the matters described below falls outside of the normal parameters of our routine legal proceedings.
We are currently a defendant in a purported class action counterclaim entitled PRA v. Barkwell, 4:09-cv-00113-CDL, which was filed in response to a motion filed by PRA that sought to confirm an arbitration award, in the amount of $9,781.43. The counterclaim, which was filed against us, the National Arbitration Forum (“NAF”) and MBNA America Bank, N.A., on July 29, 2009 in the Superior Court of Muscogee County, Georgia, has since been removed to the United States District Court for the Middle District of Georgia, where it is currently pending. The counterclaim alleges that in pursuing arbitration claims against Barkwell and other consumer debtors, pursuant to the terms and conditions of their respective cardholder agreements, we breached a duty of good faith and fair dealing, and made negligent misrepresentations concerning NAF’s “arbitration practices.” The counterclaim asserts that because NAF was financially tied to Axiant, LLC, a large, nationwide debt collector, NAF lacked the necessary independence and impartiality to conduct arbitration proceedings, such as the ones filed by PRA, including the arbitration claim that was filed against Mr. Barkwell. Barkwell asserts that PRA knew, or should have known, of the relationship between NAF and Axiant, and brought this action on behalf of a purported class of consumers to, among other things, vacate the arbitration awards that we have obtained before NAF and have us disgorge the amounts collected with respect to such awards. While it is not possible at this time to accurately estimate the possible loss, if any, as we believe we have meritorious defenses to the allegations made in this counterclaim and intend to defend ourselves vigorously against them. This matter has not yet progressed to the discovery stage; therefore, the Company currently lacks the necessary information to determine the aggregate amount of arbitration claims potentially impacted by the purported class herein.
We are also currently a defendant in a purported enforcement action brought by the Attorney General for the State of Missouri that is pending in the United States District Court for the Eastern District of Missouri. The action seeks relief for Missouri consumers that have allegedly been injured as a result of certain of our collection practices. It is not possible at this time to estimate the possible loss, if any. We have vehemently denied any wrongdoing herein and believe we have meritorious defenses to each allegation in the complaint.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
3. On page 4 you report an average collection rate of 2.5 to 3 times your purchase price for defaulted consumer receivable portfolios. Your “Portfolio Purchases by Year” chart on page 40 indicates that the composition of your purchased portfolios has shifted in favor of bankruptcy receivables. Please discuss the reasoning behind this shift, how your yield on these accounts differs from the yield on accounts that are not in bankruptcy and how you believe changes in your portfolio mix will affect your average collection rate, operating income and other financial metrics.
Response
In response to the Staff’s comment, the Company will revise page 40 of the Form 10-K to discuss the reasoning behind the shift in the composition of the Company’s purchased portfolios and the other items requested by the Staff and will expand its Management’s Discussion and Analysis to include this discussion in future filings. The revised language (to be added beneath the “Portfolio Purchases by Year” chart) is set forth below in its entirety:
As shown in the above chart, the composition of our purchased portfolios has shifted in favor of bankrupt accounts in recent years. We began buying bankrupt accounts during 2004 and slowly increased the volume of accounts we acquired through 2006 as we tested our models, refined our processes and proved out our operating assumptions. After observing a high level of modeling confidence in our early purchases, we began increasing our level of purchases more dramatically during the period from 2007 through 2009.
Our ability to profitably purchase and liquidate pools of bankrupt accounts provides diversity to our distressed asset acquisition business. Although we generally buy bankrupt assets from many of the same consumer lenders from whom we acquire charged off (“core”) consumer accounts, the volumes and pricing characteristics as well as the competitors are different. Based upon market dynamics, the profitability of pools purchased in the bankrupt and core markets may differ significantly over time. We have found periods when bankrupt accounts were more profitable and other times when core accounts were more profitable. From 2004 through 2008, our bankruptcy buying fluctuated between 13% and 39% of our total portfolio purchasing in that year. In 2009, for the first time in our history, bankruptcy purchasing exceeded that of our core buying, finishing at 55% of total portfolio purchasing for the year. This occurred as the severe dislocations in the financial markets caused pricing in the bankruptcy market to decline substantially and drove our strategy to make advantageous acquisitions during this period.
In order to collect our core charge-off portfolios, we generally need to employ relatively higher amounts of labor or incur court costs to generate each dollar of collections. In order to achieve acceptable levels of net return on investment (yield), we are generally targeting collections to purchase price multiples in the 2.5-3.0x range. On the other hand, bankrupt accounts generate the majority of cash recoveries through the efforts of the U.S. bankruptcy courts. In this process, cash is remitted to our Company with no corresponding cost to us other than the cost of filing claims at the time of purchase and general administrative costs for monitoring the progress of each account through the bankruptcy process. As a result, overall costs are much lower for us when liquidating a pool of bankrupt accounts when compared with a pool of core charge-off accounts. Although we target similar yields on both bankrupt and core charge-off accounts, because of the lower related costs, the estimated collections to purchase price multiples of bankrupt pools tend to be in the 1.4-2.0x range, which is substantially less than for the core charge-off accounts. Therefore, as we invest more in pools of bankrupt accounts, our overall average collection rate will be expected to decline.
Over the life of a specific pool of core charge-off accounts as compared to a pool of bankrupt accounts, to the extent both pools had identical targeted yields, both pools would generate similar operating revenues but the bankrupt pool would be expected to generate a higher operating margin because of the lower collection costs.
4. During your fourth quarter 2009 earnings call, your executives indicated that your financials have been affected by a decrease in the average size of payments made by debtors. Please disclose this fact and discuss the ramifications on your business.
Response
In response to the Staff’s comment, the Company will revise the Form 10-K to discuss the impact of a decrease in the average size of payments by debtors and include a version of this discussion in our future filings, to the extent that it remains relevant to the Company’s business operations. The revised language (to be added beneath the “Actual Cash Collections and Cash Sales vs. Original Projections” chart) is set forth below:
Primarily as a result of the downturn in the economy, the decline in the availability of consumer credit, our efforts to help customers establish reasonable payment plans, and improvements in our collections capabilities which have allowed us to profitably collect on accounts with lower balances or lower quality, our average payment size has decreased over the past several years. However, due to improved scoring and segmentation, together with enhanced productivity, we have been able to generate increased amounts of cash collections by generating enough incremental payments to overcome the decrease in payment size.

Item 8. Financial Statements and Supplementary Data. page 52
Note 2. Summary of Significant Accounting Policies: page 61
Finance receivables and income recognition: page 62
5. We note that the company has recognized an increasing amount of impairments associated with your finance receivables. In light of the fact that one of the conditions of using the interest method under ASC 310-30-35-3 is that the company must be able to reasonably estimate the timing and amount of cash flows expected to be collected, please explain to us why the recent and continued impairments to finance receivables, the transition of portfolio mix to include a growing number of accounts in bankruptcy, and current economic conditions have not led to an increasing amount of pools being accounted for under the cost recovery method.
Response
The Company does not believe that any of the factors set forth in the Staff’s comment indicates an inability to reasonably estimate the timing and amount of cash flows under ASC 310-30 and therefore does not warrant an increased usage of the cost recovery (or cash) method, for several reasons including:
· The Company performs a static pool analysis monthly on each of its portfolios, inputting actual results back into its acquisition models, to enhance their accuracy based on experience and changing economic conditions. This dynamic process provides the Company with information on how best to focus its collection efforts and helps to more accurately forecast the amount and timing of future cash collections, thus allowing the Company to continually improve its models and increase confidence in its projections.
· The increased amount of purchased bankruptcy accounts has resulted in a higher level of precision in our cash flow projections for the portfolio as a whole. For impairment analysis purposes, we evaluate bankruptcy pools separately from “core” pools. We have found that our projections of the amount and timing of future cash flows for bankruptcy accounts, due to their nature, have a higher level of precision than our “core” charge-off accounts. For example, since the Company’s inception through December 31, 2009, the variance in actual cash collections compared with original projections in the bankruptcy portfolio is approximately half that of the “core” portfolio.
· While valuation allowances have increased during the severe economic downturn, the amounts are still relatively modest when compared with the amount of cash collections and the sizes of the portfolios. The net allowance charge for the year ended December 31, 2009 was 7.51% of the aggregate cash collections for such year. The net valuation allowance balance as of December 31, 2009 for all portfolios represented 3.85% of the purchase price for such portfolios.
· Approximately 80% of the Company’s valuation allowances have been recorded on pools whose yields as of December 31, 2009 were equal to or higher than the original yield utilized at the acquisition date. Under ASC 310-30, if the actual cash flows received and or the expectations of future cash flows increase significantly when compared to the original projections, then the accretable yield is increased prospectively to avoid pre-mature amortization of the carrying amount of the finance receivable prior to the estimated life of the pool. However, if the actual cash flows received and/or the expectations of future cash flows decrease significantly when compared to the upwardly revised projections, then this results in the recording of an allowance charge rather than a reduction in the accretable yield, even if that new lower expectation meets or exceeds the original expectation.
· No valuation allowances have been recorded on accounts purchased in 2009, and the Company supplementally advises the Staff that no allowances have been recorded on the 2010 tranches of acquired accounts as of the date of this letter. Cash collections for accounts purchased in 2009 have exceeded the original expectations by a significant percentage, particularly within the bankruptcy portfolios, and no valuation allowances have been recorded on pools acquired in that year.
Due to the aforementioned factors, and notwithstanding the dramatic changes to the economy that have made it more complex and difficult to estimate the amount and timing of future cash flows, the Company believes that its statistical modeling abilities have resulted in estimates of the amount and timing of cash flows which are considered “reasonable” under ASC 310-30, thus limiting the number of pools accounted for under the cost recovery method, as prescribed in the guidance. Moreover, the Company believes that ASC 310-30 (formerly SOP 03-3) tends to discourage the use of the cost recovery method. The Company notes that paragraph B-57 of the “Basis for Conclusions” section of SOP 03-3 describes the Accounting Standards Executive Committee’s (“AcSEC’s”) basis for not carrying forward the cost recovery provisions of paragraphs 15 through 17 of Practice Bulletin 6. In that paragraph, AcSEC cites paragraph 35 of FAS 114, which states that “application of judgment to determine expected future cash flows may be complex, but that complexity is the unavoidable result of the need for information about the effect of impaired loans on a creditor’s financial position and results of operations.” Paragraph B-57 of the SOP continued by stating that “AcSEC similarly believes it should be possible in most situations for an investor to estimate cash flows expected to be collected and, accordingly, did not carry forward the guidance in paragraphs 15 through 17 of Practice Bulletin 6...”
In summary, the Company believes its statistical modeling abilities have resulted in estimates of the amount and timing of cash flows which are considered “reasonable” under this accounting guidance, and therefore an increased usage of the cost recovery method is not warranted.
Note 16. Income Taxes: page 77
6. We note from your disclosure that the company uses cost recovery for tax revenue recognition and that the IRS has proposed that cost recovery for tax revenue recognition does not clearly reflect taxable income. In light of your use of the interest method for financial reporting purposes, please tell us your basis for objecting to the IRS’ finding that cost recovery does not clearly reflect taxable income.
Response
In response to the Staff’s comment, the Company advises the Staff that it bases its support for the use of the cost recovery method for tax revenue recognition primarily in case law. Since the Company is headquartered in the Commonwealth of Virginia, any legal dispute relating to its use of the cost recovery method will be governed by the decisions of the Fourth Circuit Court of Appeals. One of the most important legal decisions regarding the use of cost recovery for speculative assets was the Fourth Circuit Court of Appeals case of Liftin v. Commissioner, 36 T.C. 909, affirmed, 317 F.2d 234 (4th Cir. 1963). The case most often cited by the Tax Court, the federal courts and by IRS pronouncements relating to the speculative nature of obligations is Underhill v. Commissioner, 45 T.C. 489. Underhill relied almost exclusively on Liftin in handing down its result. In Underhill, the United States Tax Court confirmed the use of the cost recovery method of tax reporting with respect to the receipt of income attributable to speculative financial assets. As recently as 1998, the IRS issued guidance in Field Service Advice 2339, Vaughn #2339 (May 5, 1998) confirming that Underhill represents the correct state of the law on that issue. An analysis of the factors outlined in Underhill supports the Company’s position. It is the Company’s view that the types of assets addressed in Underhill and Liftin were of materially higher quality than the assets purchased by the Company.
Other than the case law discussed herein, there is very little legal guidance on this issue and the Company is not aware of any opposing published law or guidance that would indicate that cost recovery was not appropriate. In addition, the use of the cost recovery method for tax revenue recognition is almost universal in the Company’s industry.
The Company has been diligent in seeking advice from independent tax advisors confirming that cost recovery was the appropriate method for tax revenue recognition. When the IRS notified the Company of the audit relating to the 2005 tax year more than three years ago, the Company engaged legal counsel and obtained a legal opinion stating that the cost recovery method for tax revenue recognition was proper. The Company believes that the IRS’ main argument against cost recovery focuses primarily on the Company’s business acumen. However, the Tax Court in Underhill made clear that the business acumen of the taxpayer is irrelevant as to whether the acquired debt is speculative. The Tax Court noted that this argument would serve to favor the less diligent taxpayer.
In summary, the Company’s objections to the IRS’ proposal that the cost recovery method does not clearly reflect taxable income are based on the following: [1] case law supports the use of cost recovery for the types of assets the Company purchases; [2] the Company is not aware of any opposing law or guidance indicating that cost recovery is not appropriate; [3] cost recovery is almost universally used in the Company’s industry; and [4] the Company has been advised by outside counsel that cost recovery is the proper method.
Item 10. Directors and Executive Officers of the Registrant, page 82
7. Please expand your biographical information for each director continuing in office through 2011 and 2012 to include a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K. We note that you appear to have done so for your director nominees.
Response
In response to the Staff’s comment, the Company will amend Item 10 on pages 82 and 83 of the Form 10-K to replace the biographies for Messrs. Fredrickson, Brophey, Kyle, Roberts, Tabakin and Voss with the following biographies:
     Steven D. Fredrickson, President, Chief Executive Officer and Chairman of the Board. Mr. Fredrickson has been the Chief Executive Officer of Portfolio Recovery Associates since its inception. Prior to co-founding Portfolio Recovery Associates in 1996, Mr. Fredrickson was Vice President, Director of Household Recovery Services Corporation’s (“HRSC”) Portfolio Services Group from late 1993 until February 1996. At HRSC Mr. Fredrickson was ultimately responsible for HRSC’s portfolio sale and purchase programs, finance and accounting, as well as other functional areas. Prior to joining HRSC, he spent five years with Household Commercial Financial Services managing a national commercial real estate workout team and five years with Continental Bank of Chicago as a member of the FDIC workout department, specializing in corporate and real estate workouts. With his extensive prior experience, Mr. Fredrickson brings to the Board an in-depth knowledge of our business and the financial services industry. In his role as our Chief Executive Officer for approximately fifteen years, Mr. Fredrickson gained critical insights into managing a complex financial services business in a complex and dynamic environment. He received a B.S. degree from the University of Denver and a M.B.A. degree from the University of Illinois. He is a past board member of the American Asset Buyers Association.
     William P. Brophey, Director. Mr. Brophey was appointed as a director of Portfolio Recovery Associates in 2002 and was subsequently elected at the Company’s next Annual Meeting of Stockholders. Currently retired, Mr. Brophey has more than 35 years of experience as president and chief executive officer of Brad Ragan, Inc., a (formerly) publicly traded automotive product and service retailer and as a senior executive at The Goodyear Tire and Rubber Company. Throughout his career, he held numerous field and corporate positions at Goodyear in the areas of wholesale, retail, credit, and sales and marketing, including general marketing manager, commercial tire products. He served as president and chief executive officer and a member of the board of directors of Brad Ragan, Inc. (a 75% owned public subsidiary of Goodyear) from 1988 to 1996, and vice chairman of the board of directors from 1994 to 1996, when he was named vice president, original equipment tire sales world-wide at Goodyear. From 1998 until his retirement in 2000, he was again elected president and chief executive officer and vice chairman of the board of directors of Brad Ragan, Inc., demonstrating that he is an experienced leader with a keen business understanding. Mr. Brophey’s many years of executive experience, his key leadership roles in major corporations, and his service on the board of directors of Brad Ragan, Inc. were all factors in our conclusion that Mr. Brophey should serve on our Board of Directors. Mr. Brophey has a business degree from Ohio Valley College and attended advanced management programs at Kent State University, Northwestern University, Morehouse College and Columbia University.
     Penelope W. Kyle, Director. Mrs. Kyle was appointed as a director of Portfolio Recovery Associates in 2005 and subsequently elected at the Company’s next Annual Meeting of Stockholders. Mrs. Kyle is a highly respected educational leader with a proven record of accomplishment. Mrs. Kyle presently serves as President of Radford University. Prior to her appointment as President of Radford University in June 2005, she had served since 1994 as Director of the Virginia Lottery, where she served for ten years under three Virginia Governors. Earlier in her career, Mrs. Kyle worked as an attorney at the law firm McGuire, Woods, Battle and Boothe, in Richmond, Virginia. She was later employed at CSX Corporation, where during a 13-year career she became the company’s first female officer and a vice president in the finance department. Mrs. Kyle also has prior service as a director and chairman of the audit committee of a publicly traded company. She currently serves on the Board of Directors of the Foundation for Educational Exchange, a joint bi-national organization which administers the Canada-U.S. Fulbright program. Mrs. Kyle brings a unique and valuable perspective to our Board based on her distinctive background in business, academia and government, particularly with respect to matters relating to law and corporate governance. These were all factors in our conclusion that Mrs. Kyle should serve on our Board of Directors. She earned an MBA at the College of William and Mary and a law degree from the University of Virginia.
     David N. Roberts, Director. Mr. Roberts has been a director of Portfolio Recovery Associates since its formation in 1996. Mr. Roberts joined Angelo, Gordon & Company, L.P. in 1993, where he founded the firm’s opportunistic real estate area and manages the firm’s private equity and special situations area. Mr. Roberts helped to guide us through our transition from a small private company to a larger publicly traded company. He currently serves as Lead Director of our Board of Directors and as Chair of the Compensation Committee. Mr. Roberts has invested in a wide variety of real estate, corporate and special situations transactions. Prior to joining Angelo, Gordon Mr. Roberts was a principal at Gordon Investment Corporation, a Canadian merchant bank from 1989 to 1993, where he participated in a wide variety of principal transactions including investments in the real estate, mortgage banking and food industries. Prior to joining Gordon Investment Corporation, he worked in the Corporate Finance Department of L.F. Rothschild where he specialized in mergers and acquisitions. Mr. Roberts’ qualifications to serve on our Board include his extensive knowledge of our company, his financial expertise in business development, operations and strategic planning. Mr. Roberts is also intimately familiar with and a deep understanding of the industry in which we do business. These were all factors in our conclusion that Mr. Roberts should serve on our Board of Directors. Mr. Roberts has a B.S. degree in economics from the Wharton School of the University of Pennsylvania.
     Scott M. Tabakin, Director. Mr. Tabakin was appointed as a director of Portfolio Recovery Associates in 2004 and subsequently elected at the Company’s next Annual Meeting of Stockholders. Mr. Tabakin serves on the Audit Committee of our Board. He is a certified public accountant with more than 20 years of public-company experience. Mr. Tabakin has served as Executive Vice President and Chief Financial Officer of Bravo Health, Inc., a privately owned Medicare managed health care company since 2006. Early in his career, Mr. Tabakin was an executive with the accounting firm of Ernst & Young. Prior to May 2001, Mr. Tabakin was Executive Vice President and CFO of Beverly Enterprises, Inc., then the nation’s largest provider of long-term health care. He served as Executive Vice President and CFO of AMERIGROUP Corporation, a managed health-care company, from May 2001 until October 2003. From November 2003 until July 2006, Mr. Tabakin was an independent financial consultant. These experiences, plus his experience as a senior financial officer of large public companies, provide Mr. Tabakin with a comprehensive understanding of the complex financial and legal issues facing public companies and were all factors in our conclusion that Mr. Tabakin should serve on our Board of Directors. Mr. Tabakin received a B.S. degree in accounting from the University of Illinois.
     James M. Voss, Director. Mr. Voss was appointed as a director of Portfolio Recovery Associates in 2002 and subsequently elected at the Company’s next Annual Meeting of Stockholders. Mr. Voss has served as chair of the Audit Committee of our Board of Directors since his initial appointment. He has more than 35 years of experience as a senior finance executive. He currently heads Voss Consulting, Inc., serving as a consultant to community banks regarding policy, organization, credit risk management and strategic planning. From 1992 through 1998, he was with First Midwest Bank as executive vice president and chief credit officer. He served in a variety of senior executive roles during a 24 year career (1965-1989) with Continental Bank of Chicago, and was chief financial officer at Allied Products Corporation (1990-1991), a publicly traded (NYSE) diversified manufacturer. Currently, he serves on the board of Elgin State Bank, through which he has gained additional corporate governance experience. Mr. Voss’ combination of expertise in the areas of business and finance enables him to provide unique insight and perspective to our Board and to address complex financial issues which may be presented to our Board. These experiences were all factors in our conclusion that Mr. Voss should serve on our Board of Directors. Mr. Voss has both an MBA and Bachelor’s Degree from Northwestern University.

Item 13. Certain Relationships and Related Transactions, page 84
8. Please make sure to describe all items and sections incorporated by reference accurately. We note that no section entitled “Certain Relationships and Related Transactions” exists in your Proxy Statement and Item 5 of your 10-K does not contain applicable information to Item requirement 13. In addition, under Item 11, we note that you do not incorporate by reference the director compensation discussion in your Proxy Statement.
Response
In response to the Staff’s comment, the Company will revise Items 11 and 13 on page 84 of the Form 10-K to read in their entirety (subject with respect to Item 11 to our response to Staff comment #10) as follows.
Item 11. Executive Compensation.
The information required by Item 11 is incorporated herein by reference to (a) the section labeled “Compensation Discussion and Analysis” in the Company’s definitive Proxy Statement in connection with the Company’s 2010 Annual Meeting of Stockholders;(b) the section labeled “Director Compensation” in the Company’s definitive Proxy Statement in connection with the Company’s 2010 Annual Meeting of Stockholders; and (c) the section labeled “Compensation Committee Report” in the Company’s definitive Proxy Statement in connection with the Company’s 2010 Annual Meeting of Stockholders, which section (and the report contained therein) shall be deemed to be furnished in this report and shall not be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 as a result of such furnishing in this Item 11.
Item 13. Certain Relationships and Related Transactions.
The information required by Item 13 is incorporated herein by reference to the section labeled “Review and Approval of Related Party Transactions” in the Company’s definitive Proxy Statement in connection with the Company’s 2010 Annual Meeting of Stockholders.
Item 14. Principal Accountant Fees and Services. page 85
9. Please revise to account for any Audit Related Fees and to provide the required footnote disclosure for your Tax Related Fees. See Item 9(e) of Schedule 14A.
Response
In response to the Staff’s comment, the Company will revise the table set forth in Item 14 on page 84 of the Form 10-K to include additional disclosure related to Audit Related Fees and Tax Fees paid to our principal accountant in 2009 and 2008, as follows:

	2009	2008
Audit Fees	$568,500	$551,500
Audit-Related Fees (1)	15,000	—
Tax Fees (2)	30,000	14,550
All Other Fees (3)	2,100	1,500

Total Accountant Fees	$615,600	$567,550

(1)	Audit-Related Fees represent fees paid to KPMG LLP for services performed in conjunction with the Company’s Form S-3 Registration Statement dated September 30, 2009.

(2)	Tax Fees represent fees paid to KPMG LLP for services performed in connection with the preparation of the company’s federal and state tax return filings in 2009 and for tax consulting services in 2008.

(3)	All Other Fees represent fees paid to KPMG LLP for an annual subscription to their proprietary research tool.
Definitive Proxy Statement
Item 11. Executive Compensation. page 21
Annual Cash Bonus. page 27
10. We note your commitment in your May 12, 2009 response letter to provide more detailed information about how cash bonuses were determined for your named executive officers. However, your disclosure does not identify nor quantify the financial and non-financial goals that were used to determine your bonus awards. We note that the size of executive bonuses depend upon meeting or exceeding individual and financial achievement targets. With respect to these targets, both individual and financial, please disclose the material metrics used in determining each executive’s compensation. For example, the actual numerical values of your profitability goals should be disclosed. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Response
In response to the Staff’s comment, the Company will revise Item 11 on page 84 of the Form 10-K to replace the language under the caption “Executive Compensation — Components of Executive Compensation — 2. Annual Cash Bonus” from the Proxy Statement in its entirety with the following language:
2. Annual Cash Bonus. The executive bonus structure was modified and incorporated in the 2009-2011 executive employment agreements which became effective January 1, 2009. The Company pays an annual cash bonus, if earned, to its executives each year based on the year’s performance. Bonuses are calculated using a target bonus framework under which each executive has a bonus opportunity expressed as a percentage of base salary, based on annual bifurcated cash bonus targets for individual and financial performance. The Compensation Committee believes that these incentives diminish the potential for excessive risk taking while focusing executives on corporate growth and profitability, thereby driving shareholder value.
Establishment of Bonus Pool
Each year, the Compensation Committee establishes a cash bonus pool, the initial size of which is established based upon the total anticipated bonus payout, assuming that each executive’s individual targets and the corporate financial performance targets are met. The Compensation Committee may adjust the bonus pool and the individual bonus amounts awarded, based on corporate and individual performance, both financial and non-financial. When corporate performance is strong, the Compensation Committee generally approves higher bonuses in the aggregate than it does when corporate performance is weaker. The Compensation Committee also takes into consideration mitigating factors affecting financial performance, and does not apply a strictly formulaic approach in determining either the individual or financial performance bonus award. For 2009, the initial size of the cash bonus pool for all executives was set at 6.6% of the Company’s budgeted pre-tax net income before bonus expense.
Establishment of Bonus Targets
Individual bonus targets for each executive are set based upon the results of a compensation study using compensation comparables derived from the Company’s Compensation Peer Group and the ability of the executive to influence the Company’s financial results. The Compensation Committee sets bonus targets such that the executive’s total cash compensation (base salary plus annual cash bonus) will be within a competitive range of total cash compensation (generally at the 50th to 75th percentile level for comparable executives) if individual and financial performance targets are met. Bonus targets are expressed as a percentage of the executive’s total compensation. The amount of the individual portion of the annual cash bonus is determined based upon the extent to which each executive achieves his or her performance goals during the prior operating year. The individual portion of the cash bonus is paid if the executive’s performance is in conformance with Company policy and with the executive’s past levels of performance, and if the executive has met the performance expectations of the Compensation Committee. The financial achievement bonus will be paid to the extent that the Company achieves its net income goals set for the year. The financial portion of the annual cash bonus is determined based upon the extent to which the executive or the executive’s department contributes to the Company’s overall financial performance. If the executive’s performance is determined to have met or exceeded expectations, the amount of the annual cash bonus is determined based on the degree to which results met or exceeded such goals, and the degree to which the executive contributed to the Company’s superior performance results as determined in the discretion of the Compensation Committee. If the executive’s performance is determined to have exceeded expectations, the amount of the bonus may be increased in recognition of the degree to which performance targets were exceeded, and the degree to which the executive met his or her individual goals and contributed to the Company’s superior performance. If the Company fails to achieve stated goals or the executive’s performance is determined not to have met expectations, then the amount, if any, of the bonus will be determined, in the discretion of the Compensation Committee, giving reasonable consideration to any intervening or extraordinary events or circumstances that might have given rise to such shortfall.
The performance of each of the named executives against their goals is reviewed and evaluated using a management performance worksheet containing the rankings on the chart below.

Rating	Description	Individual Performance Award
4	Outstanding	131% to 150% of target
3	Exceeds Expectations	100% to 130% of target
2	Meets Expectations	50% to 99% of target
1	Below Expectations	1% to 49% of target
0	Unacceptable	0% of target
Individual Performance Factors
The Compensation Committee evaluates individual performance for the Company’s executives using a mix of objective and subjective performance criteria, established at the beginning of the fiscal year, diversifying the risk associated with concentration on any single indicator of performance. Included among the considerations were the achievement of the individual performance goals that were set for the executives with respect to their areas of direct responsibility, their contributions to results of operations, EPS, expense reduction, successful implementation of growth strategies and strategic or departmental objectives. The goals for each of our named executives included the following:

Name	Individual Performance Goals
Steve Fredrickson	Objectives relating to overall leadership, success in implementing specific organizational changes and effectiveness in investor communications and other individual objectives

Kevin Stevenson	Objectives relating to capital adequacy, investment and management; budgeting; balance sheet management financial reporting and accounting; effectiveness in investor communications and other individual objectives

Michael Petit	Objectives relating to investments in bankrupt accounts, the executive’s planning and execution, departmental leadership and other individual objectives

Craig Grube	Objectives relating to the executive’s leadership, investments in consumer accounts, core debt buying and other individual objectives

Kent McCammon	Objectives related to effectiveness of strategic investments, subsidiary performance and profitability and other individual objectives

Judith Scott	Objectives relating to executive leadership, management of the Company’s legal affairs, departmental organization, risk management, budgetary control and other individual objectives
In assessing overall executive performance during 2009, the Compensation Committee considered the executives’ performance against these objectives. The Compensation Committee does not place specific weightings on the considered objectives noted above but assigns a subjective individual performance modifier ranging from 0% to 150% of the bonus award based on a holistic and subjective assessment of each individual executive officer’s performance against these criteria.
Financial Performance Factors
The Compensation Committee evaluates the Company’s performance against specific financial and strategic performance targets set at the beginning of the year and in 2009 modified the bonus payout from 0% to 150% of the financial performance target, in its discretion subject to the application of other modifiers. For 2009, the primary financial performance objective was the achievement of budgeted corporate net income of $51,800,000. In 2009 the Company achieved total net income of $44,306,000, or 86% of its budgeted financial target. The Company’s executives were paid financial achievement bonuses ranging from 64% of targeted bonus to 120% of targeted bonus, based on the Compensation Committee’s assessment of their impact on the final net income of the Company in 2009, a subjective determination of their contribution to risk and loss mitigation, and other related factors.

	2009
	Actual Net Income	Financial Achievement
	as	Bonus Paid
Name	% of Goal	as a % of Goal
	86%
Steve Fredrickson		64%
Kevin Stevenson		64%
Craig Grube		48%
Judith Scott		100%
Michael Petit		120%
Kent McCammon		91%
The Compensation Committee selected net income as a metric for overall financial corporate bonus funding because it aligned with the business strategy for 2009. While total net income was a factor in determining the financial performance component of executives’ bonuses, the Committee also considered other factors. In addition to overall Company net income, the Compensation Committee reviewed departmental performance results, as applicable, taking into consideration the role that each department was expected to play in contributing to overall Company performance for 2009. The financial performance bonuses paid to Mr. Fredrickson, Mr. Stevenson and Mr. Grube were significantly below target. This was primarily due to the Compensation Committee’s assessment of their general responsibility for the Company’s overall financial results and their ultimate accountability for the Company’s failure to meet its budgeted net income target. With respect to Mr. Grube, there was a further reduction of his target bonus, reflecting his primary role in the portfolio acquisitions which incurred larger than budgeted allowance charges during 2009. Ms. Scott achieved 100% of her financial bonus target due to her success in departmental budget management and in recognition of the fact that her position is less likely to directly impact net income. Mr. Petit’s financial bonus award exceeded his 2009 target bonus, in recognition of his department’s outstanding portfolio performance in 2009 and the management of his department. Mr. McCammon’s bonus award was at 91% of his 2009 target, reflecting both his success with the development and integration and of corporate subsidiaries and the extent to which they contributed to the Company’s total net income. Although there were no specific numerical weightings applied by the Committee in the determination of the bonuses awarded, the bonuses awarded recognized the executives, as appropriate, for exceptional departmental financial performance in light of the deep economic recession in which they were operating.
The inclusion of objective and subjective factors in determining executive bonuses allows the Compensation Committee to consider and weigh all issues that it may deem relevant to an executive’s contribution to the Company’s performance in a particular period, which may differ from period to period, and from person to person. The Compensation Committee took into account the fact that the Company’s primary business consists of the purchase of distressed consumer receivables, and was acutely aware of the potential link between excessive risk taking and a strict formulaic approach to determining bonuses. The Compensation Committee has long been of the opinion that a strict formulaic approach to bonus determination could potentially encourage greater risk taking and skew the focus of executives toward shorter-term financial performance at the expense of prudently building the business and the organization for the long term, and that a more flexible approach helps to ensure that executives are not provided incentives to take inappropriate risks in order to meet short-term financial objectives. Additionally, the Compensation Committee believes that a strict formulaic approach might provide a disincentive for executives to change course or reallocate resources where necessary to respond to unforeseen opportunities, because they may be reluctant to either pursue or to stop pursuing any initiatives if the financial portion of their performance would be impacted.
The Company does not publicly disclose the specific business plans or goals of its departments because that information is considered confidential business information and is not material in this context due to the subjective nature of the overall bonus determination. Due to the subjective factors which constitute a significant portion of the actual bonuses awarded, the disclosure of specific departmental performance goals would not enable the investing public to calculate with certainty any of the Company’s executives’ bonuses by applying a specific formula. Further, departmental performance goals are not disclosed because they are based on business plans that, if publicly disclosed, would provide competitors and other third parties with insights into the Company’s planning process and strategies, and because the disclosure of this information would significantly impair the Company’s ability to compete effectively in the marketplace.
Other Performance Factors
The determination of the percentage of the target bonus that was awarded to a particular executive was not strictly formulaic. Instead, the Compensation Committee awarded bonuses that were in some instances greater than, less than, or equal to target, depending on the nature of the individual’s overall performance during the year and the Company’s assessment of the Company’s or an executive’s financial performance and the external factors which may have influenced it. The Compensation Committee noted that, overall, the Company performed comparatively well in difficult economic conditions, and on a relative basis in comparison to the industry as a whole, although the Company’s financial results did not fully meet its internal performance targets. In this regard, the Compensation Committee took into consideration the following performance indicators during 2009, which were achieved by the executives despite a very difficult economic environment:
•	The Company achieved a 6.8% increase in revenue over the prior year and approximately 13% growth in cash collections.

•	The increase in cash collections included a record $86.4 million in cash collections from purchased bankrupt accounts, representing a 52.0% increase over 2008.

•	Collector productivity per hour paid increased approximately 11% over that of the prior year.

•	The Company achieved a 26% year-over-year improvement in cash collected on fully amortized portfolios.

•	The Company made significant investments in purchases of both charged-off and bankrupt accounts, which are expected to produce additional significant growth in cash collections and earnings over the next several years.

•	The Company maintained its status as a leader in the debt collection industry, with a stock price increase of 33%, exceeding all of its publicly traded competitors, and the 23% increase of the S&P 500 in 2009.

•	The Company made strategic investments in 2009 to position the Company well for the long term.

2009 Targeted and Earned Bonuses
The bonus targets for the named executives, and bonuses earned by them in 2009 were as shown in the table below. The financial achievement cash bonus targets were based largely on the extent to which the executive’s business has the ability to contribute to the attainment of the Company’s financial performance. Because the CEO and the CFO have broad roles with accountability for the Company’s overall financial results, the Compensation Committee generally sets their bonus targets higher than those of the other executives of the Company and penalized them more than the other executives for failure to meet the Company’s budgeted financial target. The executives named in the table below, in the aggregate, received financial achievement bonus awards in 2009 equal to 82.5% of their total aggregate financial bonus targets.

	Bonus Targets $/% of Base Pay			2009 Target Bonus Earned
	Base
Name	Salary$	Individual	Financial	Individual%	Financial%	Total%	Total$

Steve Fredrickson	$500,000	$250,000/50%	$550,000/110%	100%	64%	75%	$600,000
Kevin Stevenson	$300,000	$150,000/50%	$350,000/117%	117%*	64%	80%	$400,000
Craig Grube	$270,000	$130,000/48%	$250,000/93%	100%*	48%	67%	$255,000
Judith Scott	$245,000	$90,000/37%	$140,000/57%	100%	100%	100%	$230,000
Kent McCammon	$220,000	$125,000/57%	$280,000/127%	100%	87%	91%	$370,000
Michael Petit	$235,000	$150,000/64%	$265,000/113%	100%	132%*	120%*	$500,000